August 1, 2016

Mr. John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated July 28, 2016 regarding
Energy Fuels Inc.
Application for Qualification of Indenture on Form T-3
File No. 022-29022

Dear Mr. Reynolds:

This letter responds to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the July 28, 2016 letter (the “Comment Letter”) regarding the above-referenced Application for Qualification of Indenture on Form T-3 (the “Form T-3”) of Energy Fuels Inc. (“the Company”). For your convenience, the Staff’s comments are included below and we have numbered our responses accordingly. Capitalized terms used in this letter and not defined herein have the meanings assigned to them in the letter the Company filed with the Commission on July 26, 2016.

Our responses are as follows:

Staff Comment No. 1.

We note in the response to comment 1 that “the Company does not believe that the Amendments constitute an offer or sale of a new security under Section 2(a)(3) of the Securities Act of 1933.” The Management Information Circular states, however, that the Company is “relying on Section 3(a)(9) of the U.S. Securities Act to exempt the exchange of the existing Debentures for the Amended Debentures pursuant to the Debenture Amendments from the registration requirements of the U.S. Securities Act” and the T-3 states that the Company “structured the exchange that may be deemed to occur upon the completion of the Consent Solicitation and the amendment of the Original Indenture and Debentures to be exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the provisions of Section 3(a)(9).” The amendments appear to propose fundamental changes -- including an extension of the maturity date -- to the nature of an investment in the debentures. Section 3(a)(9) of the Securities Act appears to have been cited in recognition of the fact the amendments to the debentures could be viewed as resulting in the issuance of a new security. Please provide us with additional analysis as to whether Rule 13e-4 applies to protect the investment decision that ultimately results in “the exchange that may be deemed to occur upon the completion of the Consent Solicitation and the amendment of the Original Indenture and Debentures.”

Mr. John Reynolds
August 1, 2016

The Company’s Response No. 1:

I.	Tender Offer Analysis

The Company concluded that the consent solicitation with respect to the Amendments (as hereinafter defined) to its Convertible Debenture Indenture dated as of July 24, 2012 (the “Indenture”) between the Company and BNY Trust Company of Canada, as trustee (the “Trustee”) (filed as Exhibit 99.66 to the Company’s Form 40-F Registration Statement filed with the United States Securities and Exchange Commission on November 15, 2013), pursuant to which the Company’s Floating Rate Convertible Unsecured Subordinated Debentures Due 2017 (the “Debentures”) are issued and governed, should not constitute an issuer tender offer subject to Rule 13e-4 promulgated under the Exchange Act of 1934, as amended (the “Exchange Act”).

The Debentures were issued by the Company in a Canadian public offering prior to the Company becoming an SEC registrant. The Company’s Indenture and the Debentures are governed by Canadian law and contain provisions which permit the Company to call a meeting and seek a favorable vote of holders of as few as 16⅔%1 of the aggregate principal amount of Debentures in order to, among other things, extend the maturity date of the Debentures, reduce the conversation price of the Debentures, add a redemption provision with a premium redemption payment, add a put right and add a co-trustee eligible for qualification under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”) (collectively, the “Amendments”). With a favorable vote from holders of as few as 16⅔% of the aggregate principal amount of Debentures, the Company is allowed to implement the Amendments by amending the Indenture and also amending all of the Debentures, including Debentures held by persons who voted against the Amendments or who abstained from voting. Thereupon, the extended maturity date and all of the other Amendments will apply to all Debentures. These approval provisions are relatively common in Canadian law indentures and were agreed to by the Debentureholders at the time they made their investment decision to acquire the Debentures. The Company is undertaking the consent solicitation with respect to the Amendments in accordance with these meeting and voting procedures.

This approval process is different than most U.S. law indentures which ordinarily prohibit any amendment that affects the payment terms of debt securities, such as the extension of the maturity date, without the consent of each individual holder. Such an amendment would ordinarily be made pursuant to an issuer tender offer conducted in accordance with Rule 13e-4, and each individual holder would be entitled to make its own decision as to whether to accept or reject the amendment. Under a typical U.S. law indenture, such an amendment would only be effective against those holders who voted in favor of the amendment and agreed to tender or exchange their debt securities for amended debt securities. Non-consenting and abstaining holders would continue to hold their original debt securities.

_____________________
1 $22,000,000 aggregate principal amount of Debentures are outstanding. 25% (or $5,500,000 aggregate principal amount) constitutes a quorum for the meeting. 66⅔% of the quorum (or $3,663,300 aggregate principal amount) must vote in favor or the Amendments in order to approve the Amendments. $3,663,300 equals 16⅔% of the aggregate principal amount of all Debentures outstanding.

Mr. John Reynolds
August 1, 2016

The procedures set forth in the Company’s Indenture for approving the Amendments are not analogous to a typical issuer tender offer whereby certain holders can tender or exchange their debt securities while others can refuse or abstain. If the Amendments are approved by holders of as few as 16⅔% of the aggregate principal amount of Debentures, the Amendments will bind all holders. The Company believes the meeting and voting process described above should be viewed similar to a meeting of equity holders in connection with a recapitalization or stock split or meeting of target shareholders in connection with a merger. In these instances, less than all security holders are permitted to bind the entire class and the meeting and voting processes are not considered issuer tender offers. Similarly, the Company does not believe that it is conducting an issuer tender offer in calling a meeting and seeking approval for the Amendments in the manner described.

In that you have asked us to address considerations with respect to the protection of the investment decision of the Debentureholders in connection with the consent solicitation and the Amendments, we provide the following information.

The Company’s Indenture requires that the Company provide a basic form of notice of the meeting with a brief statement of the general nature of the business to be transacted. In connection with the meeting, the Company prepared and mailed to Debentureholders a Management Information Circular (“Circular”) which contains substantially identical information as required in a Schedule TO, including a full copy of the proposed form of Amended Indenture. Debentureholders were also given 24 days to review and consider these materials. The Company is conducting the meeting pursuant to the requirements of the Indenture (including the notice, voting and procedural mechanics).

The totality of the circumstances does not suggest a substantial risk that holders will lack information to make a carefully considered appraisal of the Amendments.2 We believe that the ample information provided and the procedural mechanics being undertaken in accordance with the Company’s Indenture provide significant protection to investors in their consideration of the Amendments. These are the procedural mechanics agreed to by the Debentureholders at the time they made their investment decision to acquire the Debentures. The Company respectfully submits that the filing of a Schedule TO will not result in Debentureholders having additional information.

We would like to note that the Company’s Indenture permits the Company to seek a written consent for the approval of the Amendments in lieu of holding a meeting. The Company could have sought the written consent from a relatively small number of institutional investors in order to approve and implement the Amendments. Had the Company undertaken to obtain a written consent in lieu of holding a meeting, the other Debentureholders would not have been entitled to any advance notice or other information pertaining to the Amendments until after the Amended Indenture had become effective. That process would have resulted in the extended maturity date and all of the other Amendments applying to all Debentures, including Debentures held by persons who were not solicited. In connection with the Amendments, the Company has elected a significantly more transparent process and provided ample information and sufficient time for the consideration of the Amendments.

_____________________
2 See Hanson Trust PLC v. SMC Corporation, 774 F.2d 47 (2d Cir. 1985).

Mr. John Reynolds
August 1, 2016

In addition, even though the Company does not believe that a new security is being issued in connection with the Amendments as discussed further below, the Company has treated the consent solicitation in accordance with Section 3(a)(9) and filed a Form T-3 for the qualification of the Amended Indenture under the Trust Indenture Act.

II.	New Security Analysis

The Company respectfully submits that the Amendments to the Indenture and the Debentures should not constitute the offer and sale of a new security under Section 2(a)(3) of the Securities Act. Commission no-action letters and other Commission commentary suggest that amendments to a security do not create a new security when made in accordance with the instrument governing the rights of the original security holders. If the consent of each of the Debentureholders were required to implement the Amendments, Commission no-action letters and other Commission commentary suggest that adoption of the Amendments could be deemed to create a new security.3 For example, in Magic Marker Corp.,4 the issuer proposed to extend the maturity date of notes by ten years, which would have required the unanimous consent of the holders. The Staff expressed the view in its letter refusing to grant no-action relief that the amendment would result in the issuance of new securities. The Staff took a similar position in Allied-Carson Corp.,5 where unanimous consent of the holders was required to extend the maturity and increase the interest rate of certain bonds. On the other hand, in Wilson Foods Corp.,6 where the issuer sought to shorten the maturity date of certain of its debentures, the Staff granted no-action relief. Unlike in Magic Marker, the indenture governing the Wilson Foods Corp. debentures did not require unanimous consent to make such a change. Similarly, the Staff has also consistently taken the position that mandatory redemption obligations may be changed if such changes require less than unanimous consent of the holders.7 For example, in IDS Realty Trust, the issuer proposed to terminate its obligation to fund what was, in essence, a sinking fund.8 Although such an amendment constituted an adverse change to a payment term, the indenture did not require unanimous consent to make the change. As such, the Staff, without passing on the question of whether a new security was involved, granted no-action

_____________________
3 See Bryant B. Edwards and Jon J. Bancone, Modifying Debt Securities: The Search for the Elusive “New Security” Doctrine, Business Lawyer, February, 1992 (noting that the Staff maintains a long-established position that “the new security doctrine does not apply to modifications of debt securities that require less than unanimous consent”).

4 Edwards and Bancone, supra, at 596, discussing the Magic Marker Corp. SEC No-Action Letter available on June 30, 1971.

5 Allied-Carson Corp., SEC No-Action Letter, [1975-1976 Transfer Binder] Fed.Secl.L.Rep. (CCH) 60,434 (February 12, 1976). As Edwards and Bancone note, the facts surrounding the Allied Carson request are not clear from the no-action letter request. Most importantly, the “letter does not state whether the maturity extension required the consent of each affected bondholder.” Edwards and Bancone, supra.

6 Wilson Foods Corp., SEC No-Action Letter, 1984 SEC No-act LEXIS 2415 (Aug. 6, 1984).

7 Edwards and Bancone, supra.

8 IDS Realty Trust, SEC No-Action Letter. [1975-1976 Transfer Binder] Fed.Sec.L.Rep. (CCH) ¶ 80,555 (May 17, 1976).

Mr. John Reynolds
August 1, 2016

relief.9 As noted in a relevant legal article,10 the only conceptual difference between cases like Magic Marker, on the one hand, and Wilson Foods Corp. and IDS Realty Trust, on the other, is the requirement of consent of each bondholder in those cases where the amendment to the payment term was deemed to be a new security.

We believe these decisions support our view that the Amendments should not constitute an offer or sale of a new security. As discussed above, the Indenture specifically permits the Debentureholders to authorize the Amendments (requiring a favorable vote of holders of as few as 16⅔% of the aggregate principal amount of Debentures). As a result, the Company is soliciting consents in a manner contractually agreed upon by the Debentureholders at the time they made their investment decision to acquire the Debentures. Put another way, the Debentureholders knowingly acquired their securities subject to the rights of the Company to effect changes in the manner now proposed. These approval provisions are relatively common in Canadian law indentures and are different than the ordinary exchange mechanisms whereby each holder would have a right to separately accept or reject the Amendments with respect to its Debentures.

As a result, the Company respectfully submits that the Amendments to the Indenture and the Debentures should not constitute the offer and sale of a new security under Section 2(a)(3) of the Securities Act.

Staff Comment No. 2.

We note that you issued a press release on June 17, 2016, announcing that the company was considering seeking amendments to the terms of its convertible debentures. You filed the Form T-3 for the qualification of the indenture on July 11, 2016. Please provide us your analysis, with a view to disclosure, whether the solicitation of the exchange offer commenced prior to the date the Form T-3 was filed. See Section 303(2) and Section 306(c) of the Trust Indenture Act.

The Company’s Response No. 2:

On June 17, 2016, the Company provided notice of the meeting of the Debentureholders pursuant to the advance notice requirements established by the Indenture and the Company issued a press release announcing that it had provided such notice. At the time of the notice and press release, the Company had not yet established the terms of the Amendments, and the press release specifically stated that any such terms would be outlined in a proxy circular. Further, the press release stated that “a decision on whether the Company will pursue the [A]mendments to the Debentures is expected to be announced in early-July 2016.” The press release also noted that the Company was considering other alternatives to the Amendments, including retiring the Debentures through other means.

_____________________
9 See also PLM Co., SEC No-Action Letter, 1987 SEC No-Act. LEXIS 2426, at * 1 (Aug. 12, 1987) (increase in interest rate by up to half a percent in consideration of waiver of merger covenant); Alabama Gas Corp., SEC No-Action Letter, 1982 SEC No-Act. LEXIS 2237, at *1 (Aug. 9, 1982) (increase in interest rate by up to one percent in consideration of relaxation of covenants regarding replenishment of collateral); NCNB Corp., SEC No-Action Letter, 1982 SEC No- Act. LEXIS 2108, at *1 (Feb. 10, 1982) (increase in interest rate by 1/2 % in consideration of modifications of certain financial covenants); J. Ray McDermott & Co., SEC No-Action Letter, 1979 SEC No-Act. LEXIS 3418, at *2 (Sept. 10, 1979) (increase in interest rate by half a percent in consideration of modification of covenant limiting funded indebtedness and certain other definitions); Susquehanna Corp., SEC No- Action Letter, 1979 SEC No-Act. LEXIS 3070, at *3 (June 29, 1979) (increase in interest rate by one and a half percent in consideration of modification of dividend covenant); Sheraton Corp., SEC No-Action Letter, 1978 SEC No-Act. LEXIS 2237, at *3 (Nov. 24, 1978) (increase in interest rate of half a percent in consideration of modification of dividend covenant); Continental Group, Inc., SEC No-Action Letter, 1978 SEC No-Act. LEXIS 872, at *2 (Feb. 15, 1978) (increase in interest rate in consideration of modification of financial covenants).

10 Edwards and Bancone, supra.

Mr. John Reynolds
August 1, 2016

The notice and press release were not issued for the purpose of soliciting consents or making any offer with respect to the Amendments. Nothing in the notice or press release could have been construed to be an offer and there was nothing for Debentureholders to vote on or consider based on the limited information provided. At the time the notice and press release were issued, the Company had not decided whether to pursue amending the Indenture and the terms of the Amendments had not been established. The Company represents that it did not commence soliciting consents or making any offer with respect to the Amendments until July 11, 2016, the day that the Form T-3 was filed with the Commission.

* * * * *

Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (303) 389-4130 or Richard Raymer of Dorsey & Whitney LLP at (416) 367-7388.

Sincerely,
Energy Fuels Inc.

/s/ David C. Frydenlund
David C. Frydenlund
Senior Vice President, General Counsel and
Corporate Secretary

cc:	Richard Raymer, Dorsey & Whitney LLP